25002411

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51001

...NUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAND SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

820 GESSNER, STE 1250
(No. and Street)

HOUSTON	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN HAND	713-744-3826	SHAND@BPAS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS LLP
(Name – if individual, state last, first, and middle name)

910 E ST LOUS ST	SPRINGFIELD	MO	65806
(Address)	(City)	(State)	(Zip Code)

10/06/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN S HAND, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAND SECURITIES, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLI C. HILL
My Notary ID # 128691940
Expires October 27, 2027

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hand Securities, Inc.
Index
December 31, 2024

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | F 405.600.9799
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Hand Securities, Inc.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (Company) as of December 31, 2024the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012

Forvis Mazars, LLP

Oklahoma City, Oklahoma
February 26, 2025

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets:	
Cash and cash equivalents	$ 1,380,097
Commissions and fees receivable	144,667
Unbilled commissions and fees	554
Prepaid expenses	19,593
Interest due from affiliate	1,136
Total assets	**$ 1,546,047**
Liabilities:	
Accounts payable and accrued expenses	$ 39,900
Management fees payable to affiliate	92,000
Income taxes payable to affiliate	13,294
Total liabilities	**145,194**
Shareholder's equity:	
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	644,830
Retained earnings	755,023
Total shareholder's equity	1,400,853
Total liabilities and shareholder's equity	$ 1,546,047

See accompanying notes to the financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2024

Revenues:	
Commissions and fees	$ 1,215,144
Interest	25,725
Total revenues	**1,240,869**
Operating expenses:	
Management fee to affiliate	1,104,000
Legal and professional fees	78,029
Other	38,415
Total operating expenses	**1,220,444**
Income before income taxes	**20,425**
Income taxes	10,708
Net income	**$ 9,717**

See accompanying notes to the financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2024

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2024	**1,000**	**$ 1,000**	**$ 644,830**	**$ 745,306**	**$ 1,391,136**
Net income				9,717	9,717
Balance at December 31, 2024	**1,000**	**$ 1,000**	**$ 644,830**	**$ 755,023**	**$ 1,400,853**

See accompanying notes to the financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2024

Operating activities:	
Net income	$ 9,717
Adjustments to reconcile net income to cash provided by operating activities:	
Net changes in assets and liabilities:	
Commissions and fees receivable	16,655
Unbilled commissions and fees	143
Prepaid expenses	207
Accounts payable and accrued expenses	(13,516)
Interest due from affiliate	(1,136)
Income taxes payable to affiliate	(1,116)
Cash provided by operating activities/ Net increase in cash and cash equivalents	10,954
Cash and cash equivalents at beginning of year	1,369,143
Cash and cash equivalents at end of year	$ 1,380,097

Supplemental disclosure:
Cash payments to an affiliate pertaining to income taxes made during the year ended December 31, 2024 totaled $12,579.

See accompanying notes to the financial statements.

Note A: Organization and Nature of Business

Hand Securities, Inc. ("the Company"), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully-disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company ("the Parent"), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Financial System, Inc. ("CFSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073, and does not hold customer funds or securities, but, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. Mutual fund activity is cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA") and, as such, is subject to regulatory examination.

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2024, the Company's cash accounts exceeded federally insured limits by approximately $845,000.

Commission Revenue
The Company has agreements with individual investment fund families. These funds are typically mutual funds and the agreement establishes the relationship for the Company to collect 12b-1 fees. The Company's performance obligation that relates to these services is satisfied over time and the resulting fees are recognized monthly, based upon the market value of the assets under management and the applicable fee rate. These fees are typically 25 - 35 basis points per year of fund assets and are paid monthly or quarterly. The fees that the Company earns are for various administrative functions that are described in the prospectus for potential customers. Distribution fees recognized in the current period are primarily related to performance obligations included in contracts signed in prior periods. The Company does not earn performance-based incentives.

The Company is deemed to have variable consideration, and thus be constrained, due to the commission revenue containing a factor not known at the time the contract is signed, which in the Company's case is the market value of the fund assets. The constraint of commission revenue is resolved by the passage of time and the determination of fund asset values. Revenue is recorded at each month end when fund values have been materially determined and significant revenue reversals are not anticipated.

During the year ended December 31, 2024, four customers accounted for 26%, 24%, 13%, and 11% of the Company's commissions and fee revenues. As of December 31, 2024, two customers accounted for 33% and 18% of the Company's total commissions and fees receivable balance.

Contract Balances
A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's revenue stream is based on standard month-end revenue accruals for fees based on fund market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized, and therefore, does not experience significant contract balances. There was approximately $145,000 and $161,000 of commissions and fees receivable and approximately $1,000 and $1,000 of unbilled fee revenue as of December 31, 2024 and January 1, 2024, respectively. There was no unearned revenue recorded in the Statement of Financial Condition at either December 31, 2024 or January 1, 2024.

Commissions and fees receivable are stated at the amount billed to customers, net of any credit losses. When deemed appropriate the Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Commissions and fees receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was no allowance for credit losses at December 31, 2024.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CFSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent for Texas income tax filings or Community Bank, N.A. ("CBNA"), an affiliated company through common control, for Federal and New York income tax filings. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are recorded at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2024, the Company owed $12,540 to CBNA, for the Company's pro rata share of income taxes and did not have any deferred tax assets or liabilities.

Included in income taxes is $4,258, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 *Income Taxes,* this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as income taxes and the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information
Effective January 1, 2024, the Company adopted *ASU 2023-07 Improvements to Reportable Segment Disclosures ASU Topic 280: Segment Reporting.* The Company has identified its President and Chief Executive Officer of the Company as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, allocate resources, and assess performance of the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and net capital which are the same amounts in all material respects to those presented on the statement of income and statement of financial condition.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $750,895, which was $700,895 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.19:1.

Note D: Restricted Cash

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization, is due on demand, and is included in cash and cash equivalents in the Statement of Financial Condition.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement, and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated, therefore no contingent liabilities have been recorded as of the Statement of Financial Condition date.

Note F: Related-party Transactions

For the year ended December 31, 2024, the Company recorded management fee expenses of $1,104,000 for administrative and recordkeeping services provided by Benefit Plans Administrative Services, LLC, an affiliated company. At December 31, 2024, $92,000 of this amount was payable to the affiliate.
The Company maintains a checking account with CBNA. At December 31, 2024, the balance in this account was $701,017. Interest earned on this account for the year ended December 31, 2024 amounted to $14,137.

Note G: Income Taxes

Income tax expense totaled $10,708 and includes $3,469 for current Federal income tax expense and $7,239 of current state income tax expense. Federal current income tax expense as a percentage of income before income taxes differs from the statutory rate of 21% primarily due to the effects of state income taxes, which provides a federal income tax benefit, as well as an adjustment related to prior year income taxes. State current income tax expense as a percentage of income before income taxes differs from the statutory rates as a result of a minimum tax related to New York State and the Texas expense being based on gross revenue rather than income before tax, as described in Note B.

The Company's federal and state income tax returns for years after 2020 may still be examined by the respective taxing authorities. CFSI is currently under examination by the New York Department of Taxation and Finance in connection with tax years 2018 to 2020, and has not received notice of proposed adjustments. It is not possible to estimate when those examinations may be completed.

Note H: Segment Information

As detailed in Note B, the Company operates as a single reportable segment and the Company's reported measure of segment profit or loss is net income as reported in the Statement of Income. Total revenues as reported in the Statement of Income is equivalent to segment revenues from external customers. Interest as reported in the Statement of Income is equivalent to segment interest revenue. Management fee to affiliate, legal and professional fees, and income taxes as reported in the Statement of Income are the significant segment expenses. Other expenses as reported in the Statement of Income is equivalent to other segment items and includes professional dues and other fees, insurance, and data processing and communications expenses. Total assets as reported in the Statement of Financial Condition is equivalent to segment total assets.

Hand Securities, Inc.
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net capital:		
Total shareholder's equity	$	1,400,853
Less:		
Nonallowable assets		(649,958)
Net capital	$	750,895
Nonallowable assets:		
Noncurrent commissions and fees receivable	$	27,597
Prepaid expenses		19,593
Due from affiliate		1,136
Excess cash at affiliate		601,632
Total nonallowable assets	$	649,958
Aggregate indebtedness	$	145,194
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of net capital requirement	$	700,895
Ratio of aggregate indebtedness to net capital		0.19 to 1

Note: The above computation agrees to the computation of net capital under Rule 15c3-1 as of December 31, 2024, filed by the Company with the SEC on Part IIA of the unaudited Form X-17a-5.

See accompanying Report of Independent Registered Public Accountant.

Hand Securities, Inc.
Supplemental Schedule
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company has claimed exemption from SEC Rule 15c3-3 paragraph (k)(2)(ii) as another broker-dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying Report of Independent Registered Public Accountant.

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | F 405.600.9799
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Hand Securities, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Hand Securities, Inc. Exemption Report, in which (1) Hand Securities, Inc. (Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 are limited to mutual fund trades, and the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and Footnote 74 of the SEC release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

Forvis Mazars, LLP

Oklahoma City, Oklahoma
February 26, 2025

Hand Securities, Inc.
Supplemental Schedule
Exemption Report
December 31, 2024

Hand Securities, Inc. Exemption Report

Hand Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions of 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited mutual fund trades, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hand Securities, Inc.

I, Stephen Hand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Stephen S. Hand

Title: President and Chief Executive Officer
Hand Securities, Inc.

February 27, 2025